SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Speedcom Wireless Corporation
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    847703105
                                    ---------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5880

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 1, 2003
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 847703105                     13D                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions):

        WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             8,657,396
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        8,657,396
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        8,657,396
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 847703105                     13D                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Management, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           8,657,396
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      8,657,396

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        8,657,396
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 847703105                     13D                   Page 4 of 10 Pages

--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           8,657,396
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      8,657,396

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        8,657,396
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        43.1%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 847703105                     13D                   Page 5 of 10 Pages

--------------------------------------------------------------------------------

                                  INTRODUCTION
                                  ------------

         This Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of Speedcom Wireless Corporation, a Delaware corporation ("Speedcom").

         On October 1, 2003, SDS Merchant Fund, LP, a Delaware limited partnership ("SDS Merchant Fund"), assigned and transferred all of the shares of Common Stock beneficially owned by it to the Reporting Person.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of Speedcom Wireless Corporation. Speedcom's executive offices are located at 7020 Professional Parkway East, Sarasota, FL 34240.

ITEM 2.    IDENTITY AND BACKGROUND

         This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is RK Consulting (Cayman) Ltd., P.O. Box 174865, Cayman Corporate Center, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future

CUSIP No. 847703105                     13D                   Page 6 of 10 Pages

--------------------------------------------------------------------------------

                           violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         SDS Merchant Fund purchased 25,000 shares of Common Stock in the open market on August 27, 2002 at $.09 per share and paid the purchase price for such shares out of its working capital. SDS Merchant Fund acquired 570,000 shares of Common Stock in September 2002 pursuant to a cashless exercise of a warrant held by SDS Merchant Fund and surrendered 71,250 shares issuable upon exercise of the warrant in connection therewith. SDS Merchant Fund acquired 227,705 shares of Common Stock on December 26, 2002 pursuant to a cashless exercise of a warrant and surrendered 75,901 shares issuable upon exercise of the warrant in connection therewith. Pursuant to a letter agreement dated October 22, 2003 between Speedcom and SDS Merchant Fund (the "Letter Agreement"), SDS Merchant Fund acquired 5,601,358 shares of Common Stock as satisfaction and repayment in full for certain promissory notes issued by Speedcom to SDS Merchant Fund.

         On January 23, 2004, the Reporting Person purchased 2,233,333 shares of Common Stock in a private transaction for an aggregate purchase price of $67,000 pursuant to a Securities Purchase Agreement dated as of January 23, 2004 by and among P-Com, Inc., the Reporting Person and the other purchasers named therein (the "Securities Purchase Agreement") and paid the purchase price for such shares out of working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         On October 1, 2003, SDS Merchant Fund assigned and transferred all of the shares of Common Stock beneficially owned by it to the Reporting Person.

         The purpose of the acquisitions by SDS Merchant Fund and the Reporting Person was to purchase and acquire securities of Speedcom for investment purposes.

         SDS Merchant Fund purchased 25,000 shares of Common Stock in the open market on August 27, 2002 at $.09 per share.

         SDS Merchant Fund acquired 570,000 shares of Common Stock in September 2002 pursuant to a cashless exercise of a warrant and surrendered 71,250 shares issuable upon exercise of the warrant in connection therewith.

         On December 26, 2002, SDS Merchant Fund acquired 227,705 shares of Common Stock pursuant to a cashless exercise of a warrant and surrendered 75,901 shares issuable upon exercise of the warrant in connection therewith.

         On October 22, 2003, SDS Merchant Fund acquired 5,601,358 shares of Common Stock pursuant to the Letter Agreement. The shares of Common Stock were acquired in satisfaction

CUSIP No. 847703105                     13D                   Page 7 of 10 Pages

--------------------------------------------------------------------------------

and as repayment in full for certain promissory notes issued by Speedcom to SDS Merchant Fund which were then outstanding. The date of issuance and the amount of outstanding principal and accrued interest on each promissory note issued by Speedcom to SDS Merchant Fund as of the date of the Letter Agreement is as follows: (i) note issued on June 10, 2002 in the principal amount of $60,000 which accrued interest as of the date of the Letter Agreement of $12,500; (ii)
note issued on June 11, 2002 in the principal amount of $60,000 which accrued interest as of the date of the Letter Agreement of $12,475; (iii) note issued on June 12, 2002 in the principal amount of $325,000 which accrued interest as of the date of the Letter Agreement of $67,438; (iv) note issued on April 14, 2003 in the principal amount of $100,000 which accrued interest as of the date of the Letter Agreement of $8,000; and (v) note issued on May 8, 2003 in the principal amount of $25,000 which accrued interest as of the date of the Letter Agreement of $1,750. The aggregate outstanding principal amount of such promissory notes was $570,000 with accrued interest thereon of $102,163. Pursuant to the Letter Agreement, SDS Merchant Fund exchanged these notes for 5,601,358 shares of Common Stock.

         On January 23, 2004, the Reporting Person purchased 2,233,333 shares of Common Stock in a private transaction for an aggregate purchase price of $67,000 pursuant to the Securities Purchase Agreement.

         Except as disclosed herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Speedcom or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Speedcom or any of its subsidiaries; (iii) any change in the present board of directors or management of Speedcom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(iv) any material change in the present capitalization or dividend policy of Speedcom; (v) any other material change in Speedcom's business or corporate structure, (vi) any changes in Speedcom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Speedcom by any person; (vii) causing a class of securities of Speedcom to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of Speedcom to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

1.       The Reporting Person.

         (a)      Amount beneficially owned: 8,657,396 shares of Common Stock.

         (b)      Percent of Class:  43.1%

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 8,657,396

CUSIP No. 847703105                     13D                   Page 8 of 10 Pages

--------------------------------------------------------------------------------

                  (ii)  shared power to vote or direct the vote: 0

                  (iii) sole power to dispose or direct the disposition of:
                        8,657,396

                  (iv)  shared power to dispose or direct the disposition of:  0

2. The Investment Manager - same as Mr. Derby, see below.

3. Mr. Derby.

         (a)      Amount beneficially owned: 8,657,396 shares of Common Stock.

         (b)      Percent of Class:43.1%

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 0

                  (ii)  shared power to vote or direct the vote: 8,657,396

                  (iii) sole power to dispose or direct the disposition of: 0

                  (iv)  shared power to dispose or direct the disposition of:
                        8,657,396

         During the past 60 days the Reporting Person has effected the following transaction:

         On October 1, 2003, SDS Merchant Fund assigned and transferred 6,424,063 shares of Common Stock beneficially owned by it to the Reporting Person.

         On January 23, 2004, the Reporting Person purchased 2,233,333 shares of Common Stock in a private transaction for an aggregate purchase price of $67,000 pursuant to the Securities Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Speedcom, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

CUSIP No. 847703105                     13D                   Page 9 of 10 Pages

--------------------------------------------------------------------------------


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1         Joint Filing Agreement.

Exhibit 2 Form of Securities Purchase Agreement dated as of January 23, 2004 by and among P-Com, Inc., the Reporting Person and the other purchasers named therein

CUSIP No. 847703105                     13D                  Page 10 of 10 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2004

                                         SDS CAPITAL GROUP SPC, LTD.
                                         By:  SDS Management, LLC,
                                              its Investment Manager

                                         By: /s/ Steven Derby
                                             -----------------------------------
                                             Name:   Steven Derby
                                             Title:  Managing Member

                                         SDS MANAGEMENT, LLC

                                         By: /s/ Steven Derby
                                             -----------------------------------
                                             Name:   Steven Derby
                                             Title:  Managing Member


                                             /s/ Steven Derby
                                             -----------------------------------
                                                         Steven Derby

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: January 29, 2004

                                         SDS CAPITAL GROUP SPC, LTD.
                                         By:  SDS Management, LLC,
                                              its Investment Manager

                                         By: /s/ Steven Derby
                                             -----------------------------------
                                             Name:   Steven Derby
                                             Title:  Managing Member

                                         SDS MANAGEMENT, LLC

                                         By: /s/ Steven Derby
                                             -----------------------------------
                                             Name:   Steven Derby
                                             Title:  Managing Member


                                             /s/ Steven Derby
                                             -----------------------------------
                                                         Steven Derby

                                    EXHIBIT 2
                      FORM OF SECURITIES PURCHASE AGREEMENT

                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------

                  This Securities Purchase Agreement, dated as of January __, 2004 (the "Agreement"), is entered into by and among P-Com, Inc., a Delaware corporation (the "Seller"), SDS Capital Group SPC, Ltd. and ____________________ (together, the "Purchaser"), and SPEEDCOM Wireless Corporation, a Delaware corporation ("SPEEDCOM").

                  WHEREAS the Seller is the current holder of record of 3,333,333 shares of common stock of SPEEDCOM (the "Shares").

                  WHEREAS the Seller desires to sell and the Purchaser desires to purchase the Shares in accordance with the terms and conditions set forth herein.

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                           PURCHASE AND SALE OF SHARES

                  1.1 Purchase of Shares. Upon the following terms and conditions, the Seller shall transfer and sell to the Purchaser and the Purchaser shall purchase from the Seller the Shares, according to the schedule set forth as Exhibit A attached hereto.

                  1.2 Purchase Price. The aggregate purchase price for the Shares shall be ONE HUNDRED THOUSAND DOLLARS ($100,000) (the "Purchase Price"). The Purchase Price shall be paid by the Purchaser at the Closing (as defined below), per the schedule attached hereto as Exhibit A, in accordance with
Section 1.3(b) hereof.

                  1.3      Closing.

                           (a) Subject to the satisfaction or waiver of the conditions set forth in Article IV hereof, the closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of the Seller located at 3175 S. Winchester Boulevard, Campbell, California 95008, at 10:00 A.M. local time, on January __, 2004 or at such other place and time as the Seller and the Purchaser may mutually agree (the "Closing Date").

                           (b) At the Closing, the Purchaser shall deliver to the Seller the Purchase Price by wire transfer to one or more accounts designated by the Seller. Simultaneously, the Seller shall deliver to SPEEDCOM one or more original stock certificates representing the shares (the "Stock Certificates"), duly endorsed in blank by the Seller or accompanied by blank irrevocable stock powers. Upon receipt,

         SPEEDCOM shall instruct the transfer agent of the Shares to transfer the Shares to the Purchaser, according to the schedule set forth as Exhibit A attached hereto.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

                  2.1 Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser as follows:

                           (a) Title. The Seller holds good and valid title to
                  the Shares, free and clear of all liens, encumbrances, security agreements, equities, options, claims, charges and restrictions (other than restrictions of general applicability imposed by federal or state securities laws) (collectively, "Liens"), and the Seller has not heretofore assigned, transferred or otherwise disposed of any interest in the Shares. Upon the transfer of the Shares to the Purchaser as contemplated herein, the Purchaser will acquire good and marketable title to the Shares, free and clear of all Liens.

                           (b) Authorization. The Seller has the requisite
                  corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Seller of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Seller.

                           (c) Enforcement. This Agreement has been duly and
                  validly authorized, executed and delivered on behalf of the Seller and is a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

                  2.2 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller as follows:

                           (a) Authorization. The Purchaser has the requisite
                  corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser.

                           (b) Enforcement. This Agreement has been duly and
                  validly authorized, executed and delivered on behalf of the Purchaser and is a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

                  2.3 Representations and Warranties of SPEEDCOM. SPEEDCOM represents and warrants to the Purchaser as follows:

                           (a) Authorization. SPEEDCOM has the requisite
                  corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by SPEEDCOM of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of SPEEDCOM.

                           (b) Enforcement. This Agreement has been duly and
                  validly authorized, executed and delivered on behalf of SPEEDCOM and is a valid and binding obligation of SPEEDCOM enforceable against SPEEDCOM in accordance with its terms.

                                   ARTICLE III
                                    COVENANTS

                  3.1 Rights of Purchaser as Stockholder of SPEEDCOM. SPEEDCOM hereby acknowledges and agrees that, upon the consummation of the transactions contemplated by this Agreement, (i) the Purchaser shall be entered upon the stock ledger of SPEEDCOM as the duly registered holder of the Shares and (ii) the Purchaser shall have all of the rights of a holder of SPEEDCOM's common stock, including without limitation, the right to participate in and to receive any and all dividends and distributions made on or with respect to SPEEDCOM's common stock, including any distribution of any shares of Common Stock of Seller beneficially owned by SPEEDCOM.

                                   ARTICLE IV
              CONDITIONS TO OBLIGATIONS OF THE SELLER AND PURCHASER

                  4.1 Conditions to the Obligations of the Purchaser. The obligation of the Purchaser hereunder to deliver the Purchase Price in exchange for the Seller's delivery of the Shares is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion:

                           (a) Each of the Seller and SPEEDCOM shall have executed this Agreement and delivered the same to the Purchaser.

                           (b) The Seller shall have delivered the Stock Certificates, in genuine and unaltered form and duly endorsed in blank by the Seller or accompanied by blank irrevocable stock powers, to the Purchaser.

                  4.2 Conditions to the Obligations of the Seller. The obligation of Seller hereunder to deliver the Shares to the Purchaser in exchange for the Purchaser's delivery of the Purchase Price is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that such conditions are for the Seller's sole benefit and may be waived by the Seller at any time in the Seller's sole discretion:

                  (a) The Purchaser shall have executed this Agreement and delivered the same to the Seller.

                  (b) The Purchaser shall have delivered the Purchase Price to the Seller.

                                    ARTICLE V

                          GOVERNING LAW; MISCELLANEOUS.

                  5.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in the State of Delaware.

                  5.2 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

                  5.3 Headings. The descriptive headings of the several articles and sections of this Agreement are inserted for purposes of reference only, and shall not affect the meaning or construction of any of the provisions hereof.

                  5.4 Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

                  5.5 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

                  5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

                  5.7 Mutual Drafting. Each party to this Agreement has participated in the negotiation and drafting of this Agreement. As such, the language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party to this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                 SELLER:

                                 P-COM, INC., a Delaware corporation


                                 By:
                                     -------------------------------------------
                                 Name:
                                 Title:

                                 SPEEDCOM WIRELESS CORPORATION

                                 By:
                                     -------------------------------------------
                                 Name:
                                 Title:

                                 PURCHASER:

                                 SDS CAPITAL GROUP SPC, LTD.

                                 By:
                                     -------------------------------------------
                                 Name:
                                 Title:

                                 PURCHASER:

                                 By:
                                     -------------------------------------------
                                 Name:
                                 Title:

                                                                       EXHIBIT A

         Purchaser                                                Amount
         ---------                                                ------

         SDS Capital Group SPC, Ltd.                              $67,000

         [Purchaser]                                              $33,000